

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2011

<u>**Via U.S. Mail and Fax (86) 10-8229-8158**</u>
Mr. Chen Jihua
Chief Financial Officer
Aluminum Corporation of China Limited
No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082

>   **Re: Aluminum Corporation of China Limited**
>   **Form 20-F for Fiscal Year ended December 31, 2009**
>   **Filed June 25, 2010**
>   **File No. 001-15264**

Dear Mr. Jihua:

     We issued a comment to you on the above captioned filing on September 28, 2010. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to contact us by March 22, 2011 to provide a substantive response to this comment or to advise us why you are unable to respond and when you will be able to do so.

     If you do not respond to the outstanding comment or contact us by March 22, 2011, we will, consistent with our obligations under the federal securities laws, decide how to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing. This is consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You will find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

     You may contact Ken Shuler, Mining Engineer, at (202) 551-3718 with questions about the engineering comment. Please contact me at (202) 551-3745 with any other questions.

                        Sincerely,

                        H. Roger Schwall
                        Assistant Director